SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Anasazi Capital Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Paul Garcia
U.S.A. Capital Management Group, Inc.
18101 Von Karman Avenue, Suite 330
Irvine, California  92612
(949) 646-8370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2007
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

SCHEDULE 13D
CUSIP No.  – N/A

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S.A. Capital Management Group, Inc. (E.I.N. 26-1195560)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,000,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 5,000,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Anasazi Capital Corp, a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 701 Scott Street, San Francisco, California  94117.

Item 2. Identity and Background.

This statement is filed on behalf of U.S.A. Capital Management Group, Inc., a Florida corporation.  The address of the principal business and principal office of U.S.A. Capital Management Group, Inc. is 18101 Von Karman Avenue, Suite 330, Irvine, California 92612.  U.S.A. Capital Management Group, Inc. is a corporate and securities consulting firm.

The name, business address, citizenship and present principal occupation of the officers, directors and shareholders of U.S.A. Capital Management Group , Inc. are the following:  (i) Paul Garcia, President and a Director, and his business address is 18101 Von Karman Avenue, Suite 330, Irvine California 92612.  Mr. Garcia is a citizen of the United States and his principal occupation is serving as a corporate and securities consultant; (ii) Robert Papiri, Vice President and a Director, and his business address is 18101 Von Karman Avenue, Suite 330, Irvine California 92612.  Mr. Papiri is a citizen of the United States and his principal occupation is serving as a corporate and securities consultant; and (iii) Michael H. Hoffman, Secretary, Treasurer and a Director, and his business address is 18101 Von Karman Avenue, Suite 330, Irvine California 92612.  Mr. Hoffman is a citizen of the United States and his principal occupation is serving as a corporate and securities consultant.

During the last five years, neither U.S.A. Capital Management Group, Inc. nor Messrs. Garcia, Papiri or Hoffman has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 13, 2007, U.S.A. Capital Management Group, Inc. entered into a Stock Purchase Agreement (the “Purchase Agreement”) with the Company and Ruiz Family Holdings for the sale of all of the shares of capital stock of the Company held by Ruiz Family Holdings to U.S.A. Capital Management Group, Inc. for a cash payment of $13,500.  The source of the cash payment made by U.S.A. Capital Management Group, Inc. was working capital from U.S.A. Capital Management Group, Inc.  The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, which is incorporated by reference to Exhibit 1 hereto.

Item 4. Purpose of Transaction.

The purpose of the Purchase Agreement was to effect a change of control of the Company, which resulted in U.S.A. Capital Management Group, Inc. becoming the sole owner of all of the outstanding capital stock of the Company.  The Company will continue with its strategy to seek to effectuate a merger, exchange of capital stock, asset acquisition or other similar business combination with an operating or development stage business, which desires to utilize the Company’s status as a reporting corporation under the Exchange Act.

Neither U.S.A. Capital Management Group, Inc. nor Messrs. Garcia, Papiri or Hoffman has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although U.S.A. Capital Management Group, Inc. reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of December 13, 2007, 5,000,000 issued and outstanding shares of Common Stock of the Company were issued to U.S.A. Capital Management Group, Inc., and represent all of the issued and outstanding shares of Common Stock of the Company. All of the shares of Common Stock of the Company are beneficially owned by Messrs. Garcia, Papiri and Hoffman.  Mr. Garcia is the President and a director of U.S.A. Capital Management Group, Inc. and, as a result thereof, has the ability to vote all of the shares of Common Stock of the Company.

(c). Neither U.S.A. Capital Management Group, Inc. nor Messrs. Garcia, Papiri or Hoffman has effected any transaction in the Common Stock of the Company during the past 60 days.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
1
Stock Purchase Agreement dated as of December 13, 2007, by and among Anasazi Capital Corp., Ruiz Family Holdings and U.S.A. Capital Management Group, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Anasazi Capital Corp. filed on December 14, 2007).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

U.S.A. Capital Management Group, Inc.

Dated: December 13, 2007	By:	/s/ Paul Garcia
Paul Garcia
President